UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Interleukin Genetics, Inc.
File No. 000-23413 - CF# 22192

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Interleukin Genetics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2004.

Based on representations by Interleukin Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through June 17, 2010

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

        L. Jacob Fien-Helfman
        Special Counsel and Information Officer